Exhibit 97

BIORESTORATIVE THERAPIES, INC.

CLAWBACK POLICY

1.       Purpose. The Board of Directors (the “Board”) of BioRestorative Therapies, Inc. (the “Company”) has adopted this clawback policy, as amended (the “Clawback Policy”), which describes the circumstances in which Covered Individuals will be required to repay or return Erroneously Awarded Compensation to the Company in the event of an Accounting Restatement in accordance with Clawback Rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Nasdaq Stock Market LLC (the “Exchange”). Capitalized terms used and not otherwise defined herein shall have the meanings given in Section 2 or 4 below.

2.       Covered Persons. A “Covered Individual” under this Clawback Policy shall mean (i) each individual who served as an Executive Officer at any time during the performance period applicable to the Incentive Compensation, whether or not still employed by the Company (and regardless of whether such Incentive Compensation was received during or after such person’s service as an Executive Officer) and (ii) such other current or former employees of the Company who may from time to time be deemed subject to this Clawback Policy by the Administrator. Each Covered Individual shall be required to sign and return to the Company a Clawback Policy Acknowledgement and Acceptance Form pursuant to which, among other things, such Covered Individual will acknowledge that he or she is bound by the terms of this Clawback Policy; provided, however, that this Clawback Policy shall apply to, and be enforceable against, any Covered Individual and his or her successors (as specified in Section 9 of this Clawback Policy) regardless of whether or not such Covered Individual properly signs and returns to the Company such Clawback Policy Acknowledgement and Acceptance Form and regardless of whether or not such Covered Individual is aware of his or her status as such.

3.       Administration. Except as specifically set forth herein, this Clawback Policy shall be administered by the Administrator. Any determinations made by the Administrator shall be final and binding on all affected Covered Individuals and need not be uniform with respect to each Covered Individual. Subject to any limitation under applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Clawback Policy (other than with respect to any recovery under this Clawback Policy involving such officer or employee).

4.       Definitions. For purposes of this Clawback Policy, the following capitalized terms shall have the meanings set forth below:

a.	“Accounting Restatement” shall mean an accounting restatement: (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement); or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

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b.	“Administrator” shall mean the Committee.

c.	“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

d.	“Clawback Rules” shall mean Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC thereunder (including Rule 10D-1 under the Exchange Act) or the Exchange pursuant to Rule 10D-1 under the Exchange Act (including Nasdaq Stock Market Listing Rule 5608), in each case as may be in effect from time to time.

e.	“Committee” shall mean the Compensation Committee of the Board or any of the other committee designated by the Board to administer this Clawback Policy.

f.	“Erroneously Awarded Compensation” means, with respect to any Covered Individual, the excess of (i) the Covered Individual’s actual Incentive Compensation over (ii) the Incentive Compensation the Covered Individual otherwise would have earned, become vested in or been granted during the Clawback Period if the Company’s financial statements had reflected the restated amounts in an Accounting Restatement. Erroneously Awarded Compensation will be computed without regard to taxes paid. Erroneously Awarded Compensation shall not include any Incentive Compensation received by a Covered Individual prior to a Covered Individual’s service as an Executive Officer. Calculation of Erroneously Awarded Compensation with respect to Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange in accordance with the Clawback Rules. Incentive Compensation is deemed received, earned or vested when the Financial Reporting Measure is attained, not when the actual payment, grant or vesting occurs. Incentive Compensation received by a Covered Individual prior to the Effective Date shall be subject to the terms of this Clawback Policy as if in effect prior to the Effective Date.

g.	“Effective Date” shall mean March __, 2024.

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h.	“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company.

i.	“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return shall for purposes of this Clawback Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

j.	“Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment, during the Clawback Period, of any Financial Reporting Measure.

k.	“Impracticable” shall mean, in accordance with the good faith determination of the Administrator, or if the Administrator does not consist of independent directors, a majority of the independent directors serving on the Board, that either: (i) the direct expenses paid to a third party to assist in enforcing the Clawback Policy against a Covered Individual would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such reasonable attempt(s) and provided such documentation to the Exchange; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

l.	“Restatement Date” shall mean the earlier to occur of: (i) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

5.       Recoupment; Method of Recoupment.

a.	In the event the Company is required to prepare an Accounting Restatement, the Administrator shall reasonably promptly, in accordance with the applicable Clawback Rules, determine the amount of any Erroneously Awarded Compensation for each Covered Individual in connection with such Accounting Restatement, and shall reasonably promptly thereafter provide each Covered Individual with written notice containing the amount of Erroneously Awarded Compensation and a demand for repayment or return, as applicable.

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b.	The method of recovery of Erroneously Awarded Compensation shall be determined by the Administrator and shall include, without limitation: (i) recoupment of cash or shares of Company stock; (ii) forfeiture of unvested awards; (iii) cancellation of outstanding vested awards; (iv) offset of other amounts owed to the Covered Individual; (v) reduction of future compensation; and (vi) any other remedial or recovery action permitted by law. If the Erroneously Awarded Compensation includes shares of Company stock (or derivatives thereof), the Administrator may seek to require that the Covered Individual repay to the Company any dividends or dividend equivalents paid with respect to those securities, and any profits realized, directly or indirectly, from the sale or other disposition of those securities. For the avoidance of doubt, except to the extent permitted pursuant to the Clawback Rules, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Individual’s obligations hereunder. Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated in this Section 5(b) if recovery would be Impracticable. In implementing the actions contemplated in this Section 5(b), the Administrator will act in accordance with the listing standards and requirements of the Exchange and with the applicable Clawback Rules.

c.	Subject to the discretion of the Administrator, an applicable Covered Individual may be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering Erroneously Awarded Compensation in accordance with this Section 5.

6.       Indemnification Prohibition. No member of the Company shall be permitted to indemnify any Covered Individual against the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Clawback Policy and/or pursuant to the Clawback Rules, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Individual to cover any such loss under this Clawback Policy and/or pursuant to the Clawback Rules. Further, the Company shall not enter into any agreement that exempts any Incentive Compensation from the application of this Clawback Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Clawback Policy shall supersede any such agreement, whether entered into before, on or after the Effective Date). Any such purported indemnification, whether oral or in writing, shall be null and void.

7.       Interpretation. The Administrator is authorized to interpret and construe this Clawback Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Clawback Policy. It is intended that this Clawback Policy be interpreted in a manner that is consistent with the requirements of the Clawback Rules. The terms of this Clawback Policy shall also be construed and enforced in such a manner as to comply with applicable law, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and any other law or regulation that the Administrator determines is applicable. In the event any provision of this Clawback Policy is determined to be unenforceable or invalid under applicable law, such provision shall be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required by applicable law.

8.       Amendment; Termination. The Administrator may modify or amend this Clawback Policy, in whole or in part, from time to time, in its discretion and shall amend any or all of the provisions of this Clawback Policy as it deems appropriate and necessary, including as and when it determines that it is legally required by the Clawback Rules, any federal securities laws, state blue-sky laws, SEC rule or Exchange rule. The Administrator may terminate this Clawback Policy at any time, and this Clawback Policy shall remain in effect only so long as the Clawback Rules apply to the Company. Unless otherwise determined by the Administrator or as otherwise amended, this Clawback Policy shall automatically be deemed amended in a manner necessary to comply with any change in the Clawback Rules.

9.       Successors. This Clawback Policy shall be binding and enforceable against all Covered Individuals and their beneficiaries, estates, heirs, executors, administrators or other legal representatives to the extent required by the Clawback Rules or as otherwise determined by the Administrator.

10.       Tax Considerations. To the extent that, pursuant to this Clawback Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Individual, the gross amount received (i.e., the amount the Covered Individual received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Individual.

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CLAWBACK POLICY ACKNOWLEDGEMENT AND ACCEPTANCE FORM

The Board of Directors of BioRestorative Therapies, Inc. has adopted a Clawback Policy which is applicable to the Company’s Covered Individuals.

I, the undersigned, acknowledge that I have received a copy of the Clawback Policy, as it may be amended, restated, supplemented or modified from time to time, and that I have read it, understand it, and acknowledge that I am fully bound by, and subject to, all of the terms and conditions thereof.

In the event of any inconsistency between the terms of the Clawback Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program, or arrangement under which Incentive Compensation has been granted, awarded, earned, or paid to me, whether or not deferred, the terms of the Clawback Policy shall govern.

If the Board of Directors or a committee of the Board of Directors determines that any Incentive Compensation I have received must be forfeited, repaid, or otherwise recovered by the Company, I shall promptly take whatever action is necessary to effectuate such forfeiture, repayment, or recovery.

I acknowledge that I am not entitled to indemnification in connection with the Company’s enforcement of the Clawback Policy.

I understand that any delay or failure by the Company to enforce any requirement contained in the Clawback Policy will not constitute a waiver of the Company’s right to do so in the future. Any capitalized terms used in this Clawback Policy Acknowledgment and Acceptance Form that are not otherwise defined shall have the meanings ascribed to them in the Clawback Policy.

[Name]

[Date]

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